FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in
Germany
 by a
78.6 per cent indirectly owned
subsidiary of HSBC Holdings plc

16 February 2009

HSBC Trinkaus & Burkhardt AG
2008 Dividend

The Supervisory Board and Management Board of HSBC Trinkaus & Burkhardt AG decided today to propose to the Annual General Meeting on 9 June 2009 the payment of a dividend from the operating profit for the 2008 financial year of EUR 2.50 per share (EUR 2.50 in 2007).

The preliminary result confirms the forecast given in 3Q 2008: operating profit excluding write-downs
almost on the 2007 level, net profit for the year clearly positive despite the burden of write-downs on securities. The core capital ratio after allocation to reserves stands at over 8 per cent
. The rating agency Fitch recently confirmed its long-term "AA" issuer rating, again making HSBC Trinkaus the best rated German private bank.

HSBC Trinkaus & Burkhardt full year results for 2008 are scheduled to be released on 2 April 2009.

Media enquiries to

Steffen Pörner
 on
 +49 (0) 211 910 1664
 or at
steffen.poerner@hsbctrinkaus.de

Note to Editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                      By:

                                                                                                                                                                                      Name: P A Stafford

                                                                                                                                                                                      Title: Assistant Group Secretary

                                                                                                                                                                                       Date: February 16, 2009